UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 18, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FedEx Corporation
File No. 001-15829

Federal Express Corporation
File No. 001-07806

CF# 29534

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FedEx Corporation and Federal Express Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to their Forms 10-Q filed on March 21, 2013.

Based on representations by FedEx Corporation and Federal Express Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through March 20, 2023
Exhibit 10.2	through July 31, 2022
Exhibit 10.3	through September 30, 2013
Exhibit 10.4	through September 30, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary